Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces Date of Third Quarter 2005
Financial Results Release, Adjusted Revenue Guidance, Conference Call
and Webcast

TEL AVIV, ISRAEL, October 10, 2005, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), will release financial results for the third quarter ended September 30, 2005 before the opening of trading in New York on Thursday, October 27, 2005.

Aladdin also announced that it expects to report revenue between $19.5 and $19.7 million in the third quarter, compared to the previously announced range of $19.8 to $20.5 million. The expected revenue range updates Aladdin’s third quarter 2005 guidance issued on July 20, 2005. The Company reaffirmed its previously announced expectation that diluted earnings per share for the third quarter of 2005 will be in the range of $0.22 to $0.25.

Mr. Yanki Margalit, Chief Executive Officer commented, “We are seeing continued growth in the demand for our security products. Year-over-year growth remains strong, while the timing of certain new business around the end of the quarter played a role in updating our top line forecast for the third quarter. Overall, our long-term growth trajectory remains in place and our bottom line profitability target for the third quarter is in line with our original expectations.”

Mr. Yanki Margalit, Chief Executive Officer, and Ms. Efrat Makov, Chief Financial Officer, will host a conference call, to be simultaneously Webcast, on Thursday, October 27, 2005 at the times indicated below. A question and answer session will follow management’s presentation. To participate, please call the following teleconferencing numbers.

Phone Number (800) 399-0427 (North America)
Phone Number +1 (706) 643-1624 (International)

Thursday, October 27, 2005
At:
9:00 a.m. Eastern
8:00 a.m. Central
7:00 a.m. Mountain
6:00 a.m. Pacific
3:00 p.m. Israel

A live Webcast of the conference call will be available on the Aladdin Web site at www.Aladdin.com. Please visit the Web site at least 15 minutes early to register for the Webcast and download any necessary audio software.

For those unable to participate in the call, a replay will be available from October 27, 2005 at 11:00 a.m. Eastern, through November 4, 2005, at 11:59 p.m., Eastern. Please call:

Phone Number (800) 642 - 1687 (North America)
Phone Number +1 (706) 645 - 9291 (International)
Access Code: 1358521

About Aladdin
Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam, viruses and spyware. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to protect their intellectual property and increase revenues by reducing losses from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control.